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                                                                   Exhibit 99.1

Mr. Jeff J.F. Feng                     Dan Matsui/Eugene Heller
Assistant to Chairman                  Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.    1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.             Los Angeles, CA  90024-3503
http:\\www.qiaoxing.com                Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn       Fax: (310) 208-0931
Tel:  (011) 86-752-2808-188            E-mail: dmatsui@sha-ir.com
Fax: (011) 86-752-2803-101


                      QIAO XING UNIVERSAL TELEPHONE, INC.
ANNOUNCES JOINT VENTURE to MANUFACTURE AND SELL CDMA PHONES AND GROUND NETWORK
                          STATION with HYUNDAI, KOREA

HUIZHOU, CHINA (June 19, 2000) -- Qiao Xing Universal Telephone, Inc. (NASDAQ
NMS: XING) today announced an agreement with HYUNDAI Electronics Industries Co., LTD. ("HYUNDAI") to form a joint venture company to manufacture and sell CDMA( Code Division Multiple Access) phones and ground network stations, and to provide after-sale services in relation to installation, operation and maintenance of the sold products. HYUNDAI in Korea is one of the largest CDMA system equipment manufacturers of the World.

Experienced more than one year preparation, Qiao Xing's CDMA project formally commences with the completion of Qiao Xing Industrial Zone of Huizhou. The 125,800 square meters industrial Zone is property built and managed by Qiao Xing Universal Telephone, Inc., and the investment will exceed $28 million. The CDMA project represents the company's business evolution from basic telecommunication products to the high-level mobile communication industry on the structure and organization of R&D, operation management and marketing. Meanwhile, it indicates that the Company has already entered the practice stage of "combining technologies and trading, grasping high-tech core technology" mentioned by Chinese Prime Minister Zhu, responding to the "Three Representation" Government policy. Qiao Xing takes the lead on Chinese telecommunication industry.

As the initial item of the CDMA project, the joint venture Company named QIAOXING HYUNDAI SYSTEM COMMUNICATION FACILITY CO., LTD., would be located in Qiao Xing Industrial Zone of Huizhou. Qiao Xing owns 60% shares of the joint venture and HYUNDAI owns 40%. The first two phases $60 million investment has received Government approval. More than 300 VIPs (Including Product Division officials of Information Industry Department, former Chief of State Industrial and Commercial Bureau, Vice Chairman of Chinese Industry and Commerce Union
(CICU), Chief of China label Commission, CICU officials of Guang Dong province, Mayor and relevant officials of HuiZhou and reporters of media in China) attended the press conference hold in Huizhou on June 8, 2000.

On the 2000 China International Communication Exhibition during June 20 to June 24, 2000 in Shanghai, QIAOXING HYUNDAI COMMUNICATION FACILITY CO., LTD will show 30 kinds of products, including its main three produces------CDMA 2.5G ground network station, WCDMA demonstrating system and CDMA phones.

                                     -more-
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Mr. Riu Lin Wu, Chairman of the Board of Qiao Xing, said: " The CDMA project cooperation of Qiao Xing and HYUNDAI is a strong-strong union and of benefit to share advantages of both sides. We own outstanding market background and business edges provided by Government. HYUNDAI has advanced management and producing experiences and a completing technology system composed of key technologies from QCom, Lucent and Cisco. Those guarantee this project's success. Due to the compatibility of W-CDMA system networks with GSM networks prevailing in China and based on the Information Industry Department's instructions concerning 3G CDMA network station's core technology chips homemade, We also begin to constitute a research center of 3G CDMA network station. Fortune always stays with Challenge. We believe this cooperation will make a new credible big profit resource for Qiao Xing. I will do my best to lead Qiao Xing team to make everyone who concerns with Qiao Xing satisfied."

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. In 1997 and 1998, the Company was ranked #2 in telephone sales in China.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

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